Exhibit 4.2

WENDY’S FUNDING, LLC,

as Master Issuer

and

CITIBANK, N.A.,

as Trustee and Securities Intermediary

SEVENTH SUPPLEMENT

Dated as of June 22, 2021

to the

BASE INDENTURE

Dated as of June 1, 2015

Asset Backed Notes

(Issuable in Series)

SEVENTH SUPPLEMENT TO BASE INDENTURE

SEVENTH SUPPLEMENT, dated as of June 22, 2021 (this “Seventh Supplement”), to the Base Indenture, dated as of June 1, 2015, is by and among WENDY’S FUNDING, LLC, a Delaware limited liability company (the “Master Issuer”), and CITIBANK, N.A., as Trustee and Securities Intermediary (the “Trustee”).

PRELIMINARY STATEMENT

WHEREAS, the Master Issuer and the Trustee have entered into the Base Indenture, dated as of June 1, 2015 (as previously amended February 10, 2017, January 17, 2018, February 4, 2019, June 26, 2019, June 17, 2020 and January 3, 2021, the “Base Indenture”);

WHEREAS, Section 13.2(a) of the Base Indenture provides, among other things, that the provisions of the Base Indenture may, from time to time, be amended, modified or waived, including the amendments set forth in this Seventh Supplement, if such amendment, modification or waiver is in writing in a Supplement and consented to in writing by the Control Party (at the direction of the Controlling Class Representative); provided that (x) any amendment, waiver or other modification that would reduce the percentage of the Aggregate Outstanding Principal Amount or the Outstanding Principal Amount of any Series of Notes, the consent of the Noteholders of which is required for any Supplement under Section 13.2 of the Base Indenture or the consent of the Noteholders of which is required for any waiver of compliance with the provisions of the Base Indenture or any other Related Document or defaults thereunder and their consequences provided for therein or for any other action thereunder shall require the consent of each affected Noteholder and (y) any amendment, waiver or other modification that would (i) change the provisions of the Priority of Payments or (ii) amend or otherwise modify any of the specific language of the definition of “Event of Default” shall require the consent of the each affected Noteholder and each other affected Secured Party;

WHEREAS, the execution and delivery of this Seventh Supplement has been duly authorized by the Master Issuer and all conditions and requirements set forth in the Base Indenture and necessary to make this Seventh Supplement a valid and binding agreement have been duly performed and complied with;

WHEREAS, the Master Issuer has provided written notice to each Rating Agency of the proposed amendments described herein no less than ten (10) days prior to the date hereof; and

WHEREAS, the Master Issuer wishes to amend the Base Indenture as set forth herein.

NOW, THEREFORE, in consideration of the provisions, covenants and the mutual agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Unless otherwise defined herein, all capitalized terms used herein (including in the preamble and the recitals hereto) shall have the meanings assigned to such terms in the Base Indenture Definitions List attached to the Base Indenture as Annex A thereto (the “Indenture Definitions List”).

ARTICLE II

AMENDMENTS1

Section 2.1. Amendments. The Base Indenture is hereby amended as follows:

(a) The Base Indenture is hereby amended to amend and restate each of clause (b)(vi)(A) and (b)(vi)(B) of Section 2.2 thereof in its entirety, as follows:

“(A) the Senior ABS Leverage Ratio as of the applicable Series Closing Date is less than or equal to 6.50x (or, on and after the Springing Amendments Implementation Date, 7.00x) after giving pro forma effect to the issuance of such Additional Notes and any repayment of existing Indebtedness from such Additional Notes;

(B) the Holdco Leverage Ratio is less than or equal to 7.00x (or, on and after the Springing Amendments Implementation Date, 7.50x) after giving pro forma effect to the issuance of such Additional Notes and any repayment of existing Indebtedness from such Additional Notes;”

(b) The Base Indenture is hereby amended to amend and restate clause (a) of Section 4.1 thereof in its entirety, as follows:

“(a) Weekly Manager’s Certificate. By 4:30 p.m. (Eastern time) on the day prior to each Weekly Allocation Date, the Master Issuer shall furnish, or cause the Manager to furnish, to the Trustee, the Back-Up Manager and the Servicer a certificate substantially in the form of Exhibit A specifying the allocation of Collections on the following Weekly Allocation Date (each a “Weekly Manager’s Certificate”); provided that such Weekly Manager’s Certificate shall be deemed confidential information and shall not be disclosed by the Trustee or the Servicer to any Noteholder, Note Owner or any other Person without the prior written consent of the Master Issuer or Manager.”

[1]

All modifications to existing provisions of the Base Indenture are indicated herein by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text).

(c) The Base Indenture is hereby amended to amend and restate clause (f) of Section 4.1 thereof in its entirety, as follows:

“(f) Annual Accountants’ Reports. Within one hundred twenty (120) days after the end of each fiscal year, commencing with the fiscal year ending on or around December 31, 2015, the Master Issuer shall furnish, or cause to be furnished, to the Trustee, the Servicer, the Back-Up Manager and the Rating Agency with respect to each Series of Notes Outstanding the reports of the Independent Auditors or the Back-Up Manager required to be delivered to the Master Issuer by the Manager pursuant to Section 3.3 of the Management Agreement.”

(d) The Base Indenture is hereby amended to amend and restate clause (g)(iii) of Section 4.1 thereof in its entirety, as follows:

“Notwithstanding the foregoing, the obligations set forth in this Section 4.1(g) may be satisfied by furnishing TWC’s Form 10-K or 10-Q, as applicable, filed with the SEC and provided, for the avoidance of doubt, that in no event shall the delivery requirements set forth in this Section 4.1(g) apply to the Back-Up Manager while it is acting as Interim Successor Manager or Successor Manager.”

(e) The Base Indenture is hereby amended to amend and restate clause (d) of Section 5.6 thereof in its entirety, as follows:

“(d) Voluntary Deposits to the Collection Account Administrative Accounts. From time to time, the Master Issuer may direct that all or any portion of the Residual Amounts available to it pursuant to priority (xxix) of the Priority of Payments including any amounts previously deposited to the Residual Amounts Account pursuant to Section 5.1(f)) be deposited in one or more of the Collection Account Administrative Accounts. Any such amounts deposited in a Collection Account Administrative Account shall be disbursed in accordance with the applicable provisions of Section 5.12. In addition, if on any date, there is a Collection Account Administrative Account Surplus with respect to any Collection Account Administrative Account, the Master Issuer may request that the Trustee release from such Collection Account Administrative Account an amount not to exceed the lesser of (I) the Collection Account Administrative Account Surplus with respect to such account and (II) the aggregate amount that was deposited into such account prior to such date pursuant to this Section 5.6(d); provided that, if the Master Issuer elects to include the Senior Principal and Interest Account Excess Amount in calculating the Senior ABS Leverage

Ratio, pursuant to clause (a)(ii)(y) of the definition thereof, the Master Issuer may not elect to release any funds from the Senior Notes Interest Payment Amount of the Senior Notes Principal Payment Account until such time (if any) as the ~~Master Issuer elects to calculate the Senior ABS Leverage Ratio without reference to the Senior Principal and Interest Account Excess Amount~~ Senior ABS Leverage Ratio equals less than 6.5x (or, on and after the Springing Amendments Implementation Date, 7.0x) without including the Senior Principal and Interest Account Excess Amount in the calculation thereof (which ratio will be calculated as if the date of such calculation is the date of issuance of an additional Series of Notes). Any amounts so released from the Collection Account Administrative Accounts shall be applied at the direction of the Master Issuer, which may include (i) the making of a distribution, subject to Section 8.18, (ii) their deposit in the Residual Amounts Account or (iii) for working capital purposes.”

(f) The Base Indenture is hereby amended to amend and restate the last sentence of clause (i) of Section 5.9 thereof in its entirety, as follows:

“Notwithstanding the foregoing, so long as no Hot Back-Up Management Trigger Event (as defined in the Back-Up Management Agreement), Event of Default or Manager Termination Event has occurred and is continuing, in the event that any Franchisee Payments, Franchisee Lease Payments, Franchisee Note Payments, Company Restaurant License Fees or any other payments with respect to the Securitization Assets are payable in a currency other than U.S. Dollars, the Manager may instruct the Franchisee or other Person obligated to make such payment to make such payment to a Segregated Account of the Manager or its agent that is capable of holding funds denominated in such currency (and, in the case of any misdirected payments, the Manager shall cause such payments to be deposited to such a Segregated Account as soon as practicable); provided that, within five (5) Business Days of receipt thereof, the Manager shall (except with respect to Excluded Amounts) either (A) convert all non-U.S. Dollar payments received with respect to the Securitized Assets into U.S. Dollars at the applicable FX Conversion Rate and then deposit the resulting funds in the applicable Concentration Account or (B) deposit into the applicable Concentration Account an amount of U.S. Dollars equivalent to all such non-U.S. Dollar payments received with respect to the

Securitized Assets (with such U.S. Dollar equivalent being calculated by the Manager at the applicable FX Conversion Rate) (a “Deemed Conversion”), following which Deemed Conversion the Manager may reimburse itself for such deposit by taking possession of the non-U.S. Dollar funds that were subject to such Deemed Conversion; provided, further that, at no time may the U.S. Dollar equivalent (calculated using the applicable FX Conversion Rate) of the aggregate amounts on deposit in all Segregated Accounts exceed five percent (5%) of Retained Collections.”

(g) The Base Indenture is hereby amended to amend and restate the first paragraph of Section 5.11 thereof in its entirety, as follows:

“Section 5.11 Application of Weekly Collections on Weekly Allocation Dates. On each Weekly Allocation Date (unless the Manager shall have failed to deliver by 4:30 p.m. (Eastern time) on the day prior to such Weekly Allocation Date the Weekly Manager’s Certificate relating to such Weekly Allocation Date, in which case the application of Retained Collections relating to such Weekly Allocation Date shall occur on the Business Day immediately following the day on which such Weekly Manager’s Certificate is delivered), the Trustee shall, based solely on the information contained in the Weekly Manager’s Certificate (or, on and after the Springing Amendments Implementation Date, if delivered in accordance with the terms of the Related Documents, based solely on the information contained in the Omitted Payable Sums Certification to the extent of the information contained therein), withdraw the amount on deposit in the Collection Account as of 10:00 a.m. (Eastern time) in respect of such preceding Weekly Collection Period for allocation or payment in the following order of priority:”

(h) The Base Indenture is hereby amended to amend and restate clause (a)(iii) of Section 5.12 thereof in its entirety, as follows:

“If the result of (i) the accrued and unpaid Senior Notes Quarterly Interest Amount for the Interest Accrual Period with respect to each Class of Senior Notes ending most recently prior to the next succeeding Quarterly Payment Date over (ii) the amount that will be available to make payments of interest on the Senior Notes in accordance with subclauses (i) and (ii) above on such Quarterly Payment Date, is greater than zero (a “Senior Notes Quarterly Interest Shortfall Amount”), then in accordance with the terms and conditions of the Servicing Agreement, by 3:00 p.m.

(Eastern time) on the Business Day preceding such Quarterly Payment Date, the Servicer shall make a Debt Service Advance in such amount unless (i) the Servicer notifies the Master Issuer, the Manager, the Back-Up Manager and the Trustee by such time that it has, ~~reasonably and in good faith~~, determined in accordance with the Servicing Standard that such Debt Service Advance (and interest thereon) is a Nonrecoverable Advance or (ii) on and from the Springing Amendments Implementation Date, is a Nonrecoverable Advance or an Advance Suspension Period is in effect. If the Servicer fails to make such Debt Service Advance (unless (i) the Servicer has ~~reasonably and in good faith,~~ determined in accordance with the Servicing Standard that such Debt Service Advance (and interest thereon) would be a Nonrecoverable Advance or (ii) on and from the Springing Amendments Implementation Date, would be a Nonrecoverable Advance or an Advance Suspension Period is in effect), pursuant to Section 10.1(k), the Trustee shall make the Debt Service Advance unless (i) it determines that such Debt Service Advance (and interest thereon) is a Nonrecoverable Advance or, (ii) for the avoidance of doubt, on and from the Springing Amendments Implementation Date, is a Nonrecoverable Advance or an Advance Suspension Period is in effect. In determining whether any Debt Service Advance (and interest thereon) is a Nonrecoverable Advance, the Trustee may conclusively rely on the determination of the Servicer. All Debt Service Advances shall be deposited into the Senior Notes Interest Payment Account. If, after giving effect to all Debt Service Advances made with respect to any Quarterly Payment Date, the Senior Notes Quarterly Interest Shortfall Amount with respect to such Quarterly Payment Date remains greater than zero, then the payment of the Senior Notes Quarterly Interest Amount as reduced by such Senior Notes Quarterly Interest Shortfall Amount to be distributed on such Quarterly Payment Date to the Senior Notes shall be paid to the Senior Notes, sequentially in order of alphanumerical designation and pro rata among each Class of Senior Notes of the same alphanumerical designation based upon the amount of the Senior Notes Quarterly Interest Amount payable with respect to each such Class; provided that such reduction shall not be deemed to be a waiver of any default caused by the existence of such Senior Notes Quarterly Interest Shortfall Amount. An additional amount of interest may accrue on the Senior Notes Quarterly Interest Shortfall Amount for each subsequent Interest Accrual Period until the Senior Notes Quarterly Interest Shortfall Amount is paid in full, as set forth in the applicable Series Supplement. On and from the Springing Amendments Implementation Date, the Servicer shall provide prompt written notice to each of the Trustee, the Manager and the Back-Up Manager as soon as practicable (but in all events by no later than 3:00 p.m. (New York time) on the Business Day prior to the date for which an Advance was required or requested) if any Advance Suspension Period is deemed to be in effect, setting forth with particularity the basis therefor and the required cure actions/deliverables. At any time that an Advance Suspension Period is cured, the Servicer shall promptly notify the Trustee, the Manager and the Back-Up Manager and shall, absent such Advance no longer being required or requested (or the occurrence of a subsequent Advance Suspension Period), make its determination as to whether or not such Advance is a Nonrecoverable Advance.”

(i) The Base Indenture is hereby amended to amend and restate Section 8.6 thereof in its entirety, as follows:

“The Master Issuer shall, and shall cause each other Securitization Entity to, keep proper books of record and account in which full, true and correct entries in all material respects shall be made of all dealings and transactions, business and activities in accordance with GAAP. The Master Issuer shall, and shall cause each other Securitization Entity to, permit, at reasonable times upon reasonable notice, the Servicer, the Controlling Class Representative, the Back-Up Manager and the Trustee or any Person appointed by any of them to act as its agent to visit and inspect any of its properties (subject to the rights of tenants under applicable leases and subleases), to examine and make abstracts from any of its books and records and to discuss its affairs, finances and accounts with its officers, directors, managers, employees and independent certified public accountants, and the reasonable costs and documented out-of-pocket expenses of one such visit and inspection by each of the Servicer, the Controlling Class Representative and the Trustee, or any Person appointed by them, shall be reimbursable as a Securitization Operating Expense per calendar year, with any additional visit or inspection by any such Person being at such Person’s sole cost and expense; provided, however, that during the continuance of a Warm Back-Up Management Trigger Event, a Rapid Amortization Event or an Event of Default, or to the extent expressly required without the instruction of any other party under the terms of any Related Documents, any such Person may visit and conduct such activities at any time and all such visits and activities shall constitute a Securitization Operating Expense.”

(j) The Base Indenture is hereby amended to amend and restate clause (d) of Section 8.7 thereof in its entirety, as follows:

“(d) The Master Issuer agrees that it shall not, and shall cause each Securitization Entity not to, without the prior written consent of the Control Party, amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the terms of any of the Related Documents; provided, however, that the Securitization Entities may agree to any amendment, modification, supplement or waiver of any such term of any Related Document without any such consent (x) to the extent permitted under the terms of such other Related Documents, (y) as contemplated by Section 13.1 hereof and (z) as follows:

(i) to add to the covenants of any Securitization Entity for the benefit of the Secured Parties; or to add to the covenants of any Wendy’s Entity for the benefit of any Securitization Entity;

(ii) to terminate any Related Document if any party thereto (other than a Securitization Entity) becomes, in the reasonable judgment of the Master Issuer, unable to pay its debts as they become due, even if such party has not yet defaulted on its obligations under the Related Document, so long as the Master Issuer enters into a replacement agreement with a new party within ninety (90) days of the termination of the Related Document;

(iii) to make such other provisions in regard to matters or questions arising under the Related Documents as the parties thereto may deem necessary or desirable, which are not inconsistent with the provisions thereof and which shall not materially and adversely affect the interests of any Noteholder, any Note Owner or any other Secured Party; provided that an Opinion of Counsel and an Officer’s Certificate shall be delivered to the Trustee, the Rating Agency and the Servicer to such effect; or

(iv) in the case of any Variable Funding Note Purchase Agreement, to the extent that the consent of the Control Party is not required, pursuant to the terms of such agreement, for such amendment, modification, supplement or waiver~~.~~; or

(v) in the case of the Servicing Agreement, (A) if the Servicer has resigned or has been removed or the Servicing Agreement has otherwise been terminated and amendments or modifications or a new agreement is required to replace or accommodate a successor Servicer or (B) to the extent that the consent of the Control Party or the Servicer is not required pursuant to the terms thereof.

(k) The Base Indenture is hereby amended to amend and restate Section 8.13 thereof in its entirety, as follows:

“Section 8.13 Other Indebtedness. The Master Issuer shall not, and shall not permit any other Securitization Entity to, create, assume, incur, suffer to exist or otherwise become or remain liable in respect of any Indebtedness other than (i) Indebtedness hereunder or under the Guarantee and Collateral Agreement or any other Related Document, (ii) any Guarantee by any Securitization Entity of the obligations of any other Securitization Entity, (iii) Indebtedness of a Securitization Entity owed to a Securitization Entity, (iv) any purchase money Indebtedness incurred in order to finance the acquisition, lease or improvement of equipment in the ordinary course of business, or (v) guarantees ~~for the benefit of Franchisees~~ of Indebtedness in an aggregate principal amount at any time outstanding of up to the greater of (x) $20,000,000 and (y) 5.0% of the Net Cash Flow for the preceding four (4) Quarterly Collection Periods most recently ended as of such date and for which financial statements have been prepared.”

(l) The Base Indenture is hereby amended to amend and restate Section 8.21 thereof in its entirety, as follows:

“Section 8.21 Investments. The Master Issuer shall not, and shall not permit any other Securitization Entity to, make, incur, or suffer to exist any loan, advance, extension of credit or other Investment if such Investment when made on behalf of any Securitization Entity by the Manager would constitute a breach by the Manager of the Management Agreement, other than (a) Investments in the Accounts and Eligible Investments, (b) any Franchisee Note, (c) Investments in any other Securitization Entity, (d) loans or advances by the Franchise Holder or any Additional Securitization Entity to any Non-Securitization Entity in accordance with Section 8.24(a)(ii) using funds on deposit in the Franchisor Capital Account, (e) the transactions described in the proviso to Section 8.24(a)(vi), (f) guarantees with respect to operating leases and product volumes and (g) guarantees ~~for the benefit of Franchisees~~ of Indebtedness in an aggregate principal amount at any time outstanding of up to the greater of (x) $20,000,000 and (y) 5.0% of Net Cash Flow for the preceding four (4) Quarterly Collection Periods most recently ended as of such date and for which financial statements have been prepared.”

(m) The Base Indenture is hereby amended to amend and restate the first paragraph of Section 9.1 in its entirety, as follows:

“The Notes shall be subject to rapid amortization, in whole and not in part, following the occurrence of any of the following events as declared by the Control Party (at the direction of the Controlling Class Representative) by written notice to the Master Issuer (with a copy to the Back-Up Manager and the Trustee) (each, a “Rapid Amortization Event”); provided that a Rapid Amortization Event described in clause (e) below will occur automatically without any declaration by the Control Party unless the Control Party and 100% of the Noteholders have agreed to waive such event in accordance with Section 9.7:”

(n) The Base Indenture is hereby amended to add a new clause (q) to Section 9.2, as follows:

“(q) on or after the Springing Amendments Implementation Date, an Advance Period has continued for ninety (90) or more consecutive days.”

(o) The Base Indenture is hereby amended to amend and restate clause (n)(vi) of Section 9.2 thereof in its entirety, as follows:

“(vi) any Securitization Entity incurs, or in the reasonable opinion of the Control Party is likely to incur, any liability in connection with a complete or partial withdrawal from, or the Insolvency, Reorganization or termination of, a Multiemployer Plan (provided, that, on and after the Springing Amendments Implementation Date, the reference to “Reorganization” set forth in clause (vi) shall no longer apply);”

(p) The Base Indenture is hereby amended to amend and restate clause (l)(ii) of Section 10.1 thereof in its entirety, as follows:

“(ii) Notwithstanding anything herein to the contrary, no Debt Service Advance or Collateral Protection Advance shall be required to be made hereunder by the Trustee if (i) the Trustee determines such Debt Service Advance or Collateral Protection Advance (including interest thereon) would, if made, constitute a Nonrecoverable Advance or (ii) on and from the Springing Amendments Implementation Date, would, if made, constitute a Nonrecoverable Advance or an Advance Suspension Period is in effect. The determination by the Trustee that it has made a Nonrecoverable Advance or that any proposed Debt Service Advance or Collateral Protection Advance, if made, would constitute a Nonrecoverable Advance, shall be made by the Trustee in its reasonable good faith judgment. The Trustee is entitled to conclusively rely on the determination of the Servicer that an Advance is or would be a Nonrecoverable Advance. Any such determination will be conclusive and binding on the Noteholders. The Trustee may update or change its nonrecoverability determination at any time, and may decide that a requested Debt Service Advance or Collateral Protection Advance that was previously deemed to be a Nonrecoverable Advance shall have become recoverable. Notwithstanding the foregoing, all outstanding Debt Service Advances and Collateral Protection Advances made by the Trustee and any accrued interest thereon will be paid strictly in accordance with the Priority of Payments, even if the Trustee determines that any such advance is a Nonrecoverable Advance after such Advance has been made.”

(q) The Base Indenture is hereby amended to amend and restate the last sentence of clause (b) of Section 11.3 thereof in its entirety, as follows:

“Any and all expenses of the Controlling Class Representative for acting in its capacity as Controlling Class Representative shall be borne by the Controlling Class Members, pro rata according to their respective Outstanding Principal Amounts. Notwithstanding the foregoing, if a claim is made against the Controlling Class Representative and the Servicer or the Trustee are also named parties to the same action and, in the sole judgment of the Servicer, the

Controlling Class Representative had acted in good faith, without gross negligence or willful misconduct, with regard to the particular matter at issue, and there is no potential for the Servicer or the Trustee to be an adverse party in such action as regards the Controlling Class Representative, absent a non-recoverability determination or, on and after the Springing Amendments Implementation Date, a non-recoverability determination or an Advance Suspension Period, the Servicer on behalf of the Trustee shall be required to assume the defense (with any costs incurred in connection therewith being deemed to be reimbursable as a Collateral Protection Advance) of any such claim against the Controlling Class Representative.”

(r) The Base Indenture is hereby amended to amend and restate the last sentence of clause (e) of Section 11.4 thereof in its entirety, as follows:

“In addition, notwithstanding anything herein or in the other Related Documents to the contrary, the Controlling Class Representative shall not be able to prevent the Control Party from transferring the ownership of all or any portion of the Securitized Assets (including by way of foreclosure on the Equity Interests of the Master Issuer) if any Advance by the Servicer has been outstanding for 90 days (or longer) and the Control Party determines in accordance with the Servicing Standard that such transfer of ownership would be in the best interests of the Noteholders (taken as a whole).”

(s) The Base Indenture is hereby amended to add a new clause (a)(xi) to Section 13.1, as follows:

“(xi) on and after the Springing Amendments Implementation Date, to evidence and provide for the acceptance of the appointment under the Base Indenture and under the Related Documents by a successor Servicer with respect to the Notes of one or more Series and to add to or change any of the provisions of the Indenture or the Related Documents as is necessary or desirable to provide for or accommodate a successor Servicer,”

(t) The Base Indenture is hereby amended to amend and restate the proviso to clause (a) to Section 13.1 in its entirety, as follows:

“provided, however, that in the case of any Supplement pursuant to any of clauses (iii), (iv), (ix) or (x) above, the Trustee, the Back-Up Manager and the Servicer shall have received an Officer’s Certificate certifying that such action could not reasonably be expected to adversely affect in any material respect the interests of any Noteholder, any Note Owner, the Servicer, the Trustee the Back-Up Manager or any other Secured Party.”

(u) The Base Indenture is hereby amended to amend and restate the proviso to clause (b) to Section 13.1 in its entirety, as follows:

“provided, that the execution of any such amendment, modification or supplement will be subject to a requirement that the Trustee, the Back-Up Manager and the Servicer have received an Officer’s Certificate certifying that such action could not reasonably be expected to adversely affect in any material respect the interests of any noteholder, the Servicer, the Trustee, the Back-Up Manager or any other Secured Party.”

(v) The Base Indenture is hereby amended to add a new clause (d) to Section 13.1, as follows:

“(d) On and from the Springing Amendments Implementation Date, for the purpose of modifying, eliminating or subdividing the role of the Servicer, the Back-Up Manager, the Control Party or the Controlling Class Representative (i) the Related Documents may be amended, amended and restated, supplemented or otherwise modified by the parties thereto and the applicable Securitization Entities, the Manager, the Trustee and (ii) any other applicable party may enter into new Related Documents, in each case without the consent of the Control Party, the Servicer (except (x) to the extent that the amendment, restatement, supplement, modification or new Related Document impacts the rights, indemnities, remedies, liabilities and/or obligations of the Control Party, Servicer or the Back-Up Manager, in which case consent of the Control Party, the Servicer or the Back-Up Manager, as applicable, shall be required, to the extent that the Control Party, the Servicer or the Back-Up Manager, as applicable, shall continue to act as the Control Party, the Servicer or the Back-Up Manager, as applicable, following the execution of any such amendment, restatement, supplement, modification or new Related Document or (y) such amendment, restatement, supplement, modification or new Related Documents adversely affects the rights of any former Control Party, Servicer or Back-Up Manager, in which case the consent of such former Control Party, Servicer or Back-Up Manager, as applicable, shall be required), the Controlling Class

Representative or any Noteholder; provided that a Rating Agency Confirmation shall be required for any change in respect of any of obligation(s) of the Servicer, the Back-Up Manager, the Control Party or the Controlling Class Representative to make Advances.”

(w) The Base Indenture is hereby amended by amending and restated Section 13.2(d) thereof in its entirety, as follows:

“Notwithstanding anything to the contrary herein, in addition to any amendment, modification or waiver effected in accordance with the provisions of Section 13.1 or Section 13.2(a), the provisions of this Base Indenture or any Series Supplement may be amended, modified or waived in writing by the Master Issuer and the Trustee with the consent of the Noteholders required therefor pursuant to the related Variable Funding Note Purchase Agreements (but without the consent of any other Person), if such amendment, modification or waiver is with respect to any of the terms of the Base Indenture or such Series Supplement, as applicable, relating to a Series of Class A-1 Notes; provided, however, no such amendment may adversely affect (x) the Trustee without the Trustee’s prior consent or (y) the Servicer without the Servicer’s prior consent or (z) the Back-Up Manager without the Back-Up Manager’s prior consent; provided, further, that no such amendment may change the text of the provisions of the Priority of Payments or Section 5.12.”

(x) The Base Indenture is hereby amended to amend and restate the following defined terms in Annex A thereof in their entirety, as follows:

““Advance Interest Rate” means a rate equal to the Prime Rate plus 3.0% per annum (on and after the Springing Amendments Implementation Date, compounded monthly).”

““Capped Securitization Operating Expense Amount” means, for any Weekly Allocation Date that occurs (x) during the period beginning on the Closing Date and ending on January 3, 2016 and (y) each successive period of 52 (or 53, as applicable) consecutive Weekly Collection Periods after the period in clause (x), the amount by which $500,000 exceeds the aggregate Securitization Operating Expenses already paid during such period; provided, however, that during any period that the Back-Up Manager is required to provide Warm Back-Up Management Duties or Hot Back-Up Management Duties pursuant to the Back-Up Management Agreement, (x) the Control Party, acting at the direction of the Controlling Class Representative, may increase the Capped Securitization Operating Expense Amount as calculated above in order to take account of any increased fees associated with the provision of such services and (y) on and after the Springing Amendments Implementation Date, in addition to the operation of clause (x) above, such amount shall automatically be increased by an additional $250,000 solely in order to provide for the reimbursement of any increased fees and expenses incurred by the Back-Up Manager associated with the provision of such services.”

““Collateral Protection Advance” means any advance of (a) payment of Taxes, rent, assessments, insurance premiums and other related costs and expenses necessary to protect, preserve or restore the Collateral (and, after the occurrence and continuance of a Mortgage Recordation Event, the Real Estate Assets (excluding the Contributed Restaurant Third-Party Leases)) and (b) at any time (i) prior to the Springing Amendments Implementation Date, payments of any expenses of any Securitization Entity and (ii) on and after the Springing Amendments Implementation Date, payments of any Securitization Operating Expenses (excluding (i) any indemnification obligations, (ii) business and/or asset-related operating expenses (including Restaurant Operating Expenses or similar expenses of the Securitization Entities), (iii) fees and expenses of external legal counsel that are not directly related to the maintenance or preservation of the Collateral, (iv) damages, costs, or expenses relating to fraud, bad faith, willful misconduct, violations of law, bodily injury, property damage or misappropriation of funds and (v) Pass-Through Amounts) or any fees and expenses of the Back-Up Manager not constituting Securitization Operating Expenses, in each case, to the extent not previously paid pursuant to a Manager Advance, and ~~in each case~~ made by the Servicer pursuant to the Servicing Agreement in accordance with the Servicing Standard, or by the Trustee pursuant to the Indenture.”

““Indebtedness” means, as to any Person as of any date, without duplication, (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) ~~all Capitalized Lease~~

~~Obligations of such Person (other than (A) leases from landlords, in respect of which Wendy’s or any of its Affiliates is the lessee where the related property (i) is or becomes subject to a lease from Wendy’s or any of its Affiliates, in respect of which a Franchisee is the lessee or (ii) is a Company Restaurant and (B) leases identified in contracts or other similar obligations in respect of which Wendy’s or any of its Affiliates is the lessee) (c)~~ the net obligations of such Person under any swap contract, (c~~d~~) all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business, (ii) any earn-out obligation until such obligation appears in the liabilities section of the balance sheet of such Person, and (iii) liabilities associated with customer prepayments and deposits); and (d~~e~~) the maximum amount of all direct or contingent obligations of such Person arising under letters of credit, in the case of the foregoing clauses (a), (b) and (c) ~~and (d~~), to the extent such item would be classified as a liability on a consolidated balance sheet of TWC as of such date (and, for the avoidance of doubt, to the extent such item is not classified as a liability on a consolidated balance sheet of TWC, such item shall not be considered Indebtedness); provided, however, that guarantees ~~for the benefit of Franchisees~~ by Securitization Entities in an aggregate principal amount at any time outstanding of up to the greater of (x) $20,000,000 and (y) 5.0% of Net Cash Flow for the preceding four (4) Quarterly Collection Periods most recently ended as of such date and for which financial statements have been prepared shall not be considered Indebtedness. For purposes of the foregoing clause (bc), the amount of any net obligation under any swap contract on any date shall be deemed to the swap termination value thereof. For the avoidance of doubt, obligations or liabilities that are considered operating leases under GAAP, and guarantees of product volumes, shall not be considered Indebtedness.”

““Obligations” means (a) all principal, interest and premium, if any, at any time and from time to time, owing by the Master Issuer on the Notes or owing by the Guarantors pursuant to the Guarantee and Collateral Agreement, (b) the payment and performance of all other obligations, covenants and liabilities of the Master Issuer or the Guarantors arising under the Indenture, the Notes, any other Indenture Document, the Back-Up Management Agreement or the Servicing Agreement or of the Guarantors under the Guarantee and Collateral Agreement and (c) the obligation of the Master Issuer to pay to the Trustee all fees and expenses payable to the Trustee under the Indenture and the other Related Documents to which it is a party when due and payable as provided in the Indenture and all Mortgage Preparation Fees and Mortgage Recordation Fees when due and payable as provided in the Indenture.”

““Prime Rate” means the rate of interest publicly announced from time to time by a commercial bank mutually agreed upon by the Manager and the Servicer as its reference rate, base rate or prime rate; provided that on and after the Springing Amendments Implementation Date, the Prime Rate shall in no event be less than 2% per annum.”

““Securitization Operating Expenses” means all expenses incurred by the Securitization Entities and payable to third parties in connection with the maintenance and operation of the Securitization Entities and the transactions contemplated by the Related Documents to which they are a party (other than those paid for from the Concentration Accounts or Contributed Restaurant Accounts as provided for herein), including (i) accrued and unpaid Taxes (other than United States federal, state, local and foreign Taxes based on income, profits or capital, including franchise, excise, withholding or similar Taxes), filing fees and registration fees payable by and attributable to the Securitization Entities to any federal, state, local or foreign Governmental Authority; (ii) fees and expenses payable to (A) the Trustee under the Indenture or the other Related Documents to which it is a party (excluding Mortgage Recordation Fees), (B) the Back-Up Manager as Back-Up Manager Fees and, on and after the Springing Amendments Implementation Date, the Back-Up Manager Consent Consultation Fees, (C) the Rating Agency, (D) independent certified public accountants (including, for the avoidance of doubt, any incremental auditor costs) or external legal counsel (E) any stock exchange on which the Notes may be listed; (iii) the indemnification obligations of the Securitization Entities under the Related Documents to which they are a party (including any interest thereon at the Advance Interest Rate, if applicable); and (iv) independent director and independent manager fees. Mortgage Preparation Fees and Mortgage Recordation Fees shall not be Securitization Operating Expenses.”

““Successor Manager” means any successor to the Manager ~~selected~~ appointed by the Control Party (at the direction of the Controlling Class Representative) upon the resignation or removal of the Manager pursuant to the terms of the Management Agreement.”

““Successor Manager Transition Expenses” means all costs and expenses incurred by a Successor Manager or by the Interim Successor Manager in connection with the termination, removal, resignation and/or replacement of the Manager under the Management Agreement.”

(y) The Base Indenture is hereby amended to add the following defined terms to Annex A thereof in alphabetical order:

““Advance Period” means, on and after the Springing Amendments Implementation Date, any period commencing on the date the Servicer makes an Advance and ending on the date the Servicer is reimbursed in full (from amounts other than Advances) for all outstanding Advances with interest thereon.”

““Advance Suspension Period” has the meaning set forth in the Servicing Agreement.”

““Back-Up Manager Consent Consultation Fees” has the meaning set forth in the Back-Up Management Agreement.”

““Manager Omitted Payable Sums” means, any reimbursement or payment of (A) Advances and interest thereon, (B) Servicing Fees, (C) fees, expenses and indemnities payable to the Trustee or the Servicer pursuant to the Related Documents, (D) Back-Up Manager Fees and Back-Up Manager Consent Consultation Fees or (E) other expenses due and reimbursable to such parties pursuant to the Related Documents, that, in each case, the Manager has failed or refused to include in a Weekly Manager’s Certificate and that is due and payable on the related Weekly Allocation Date.”

““Omitted Payable Sums Certification” has the meaning set forth in the Servicing Agreement.”

““Springing Amendments Implementation Date” means (A) as used in the Base Indenture and the Management Agreement, the earlier of (i) the date that the Control Party designates as the “Springing Amendments Implementation Date” with respect to the Base Indenture and the Management Agreement and (ii) the date that all of the Series 2018-1 Class A-2-II Notes and the Series 2019-1

Class A-2 Notes have been paid in full; provided that as used in Section 5.11, Section 9.2, Section 11.4(e) and Section 13.1 of the Base Indenture, the “Springing Amendments Implementation Date” shall refer solely to the date set forth in clause (A)(ii) above, and (B) as used in the Servicing Agreement and the Back-Up Management Agreement, the earliest of (i) the date that the Controlling Class Representative designates as the “Springing Amendments Implementation Date” with respect to the Servicing Agreement and the Back-Up Management Agreement, (ii) the date that the Master Issuer receives the consent of a Majority of the Noteholders of the Controlling Class to the designation by the Master Issuer of the “Springing Amendments Implementation Date” with respect to the Servicing Agreement and the Back-Up Management Agreement and (iii) the date that all of the Series 2018-1 Class A-2-II Notes and the Series 2019-1 Class A-2 Notes have been paid in full; provided that as used in the proviso to the first sentence of Section 8.3 of the Servicing Agreement, the “Springing Amendments Implementation Date” shall refer solely to the date set forth in clause (B)(iii) above.”

ARTICLE III

GENERAL

Section 3.1. Conditions to Effectiveness. The effectiveness of the amendments set forth herein are subject to the satisfaction of the following conditions precedent:

(a) the delivery on the date hereof to the Trustee of one or more Officer’s Certificates of the Master Issuer pursuant to Sections 13.6 and 14.3 of the Base Indenture, certifying that this Seventh Supplement is authorized or permitted by the Base Indenture and that all conditions precedent have been satisfied, and that it will be valid and binding upon the Master Issuer and the Guarantors in accordance with its terms; and

(b) the delivery on the date hereof to the Trustee of one or more Opinions of Counsel pursuant to Sections 13.3, 13.6 and 14.3 of the Base Indenture, confirming that this Seventh Supplement is authorized or permitted by the Base Indenture and that all conditions precedent have been satisfied, and that it will be valid and binding upon the Master Issuer and the Guarantors in accordance with its terms.

Section 3.2. Effect on Indenture. Subject to the satisfaction of the conditions precedent set forth in Section 3.1, upon the date hereof (i) the Base Indenture shall be amended in accordance herewith, (ii) this Seventh Supplement shall form part of the Base Indenture for all purposes and (iii) the parties and each Noteholder shall be bound by the Base Indenture, as so amended. Except as expressly set forth or contemplated in this Seventh Supplement, the terms and conditions of the Base Indenture shall remain in place and shall not be altered, amended or changed in any manner whatsoever, except by any further amendment to the Base Indenture made in accordance with the terms of the Base Indenture, as amended by this Seventh Supplement.

Section 3.3. Binding Effect. This Seventh Supplement shall inure to the benefit of and be binding on the respective successors and assigns of the parties hereto, each Noteholder and each other Secured Party.

Section 3.4. Counterparts. This Seventh Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

Section 3.5. Governing Law. THIS SEVENTH SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.6. Amendments. This Seventh Supplement may not be modified or amended except in accordance with the terms of the Base Indenture.

Section 3.7. Trustee and Securities Intermediary. The Trustee and the Securities Intermediary assume no responsibility for the correctness of the recitals contained herein, which shall be taken as the statements of the Master Issuer and neither the Trustee nor the Securities Intermediary shall be responsible or accountable in any way whatsoever for or with respect to the validity, execution or sufficiency of this Seventh Supplement and makes no representation with respect thereto. In entering into this Seventh Supplement, the Trustee and the Securities Intermediary shall be entitled to the benefit of every provision of the Base Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustee or the Securities Intermediary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Each party hereto represents and warrants to each other party hereto that this Seventh Supplement has been duly and validly executed and delivered by such party and constitutes its legal, valid and binding obligation, enforceable against such party in accordance with its terms.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Master Issuer and the Trustee have caused this Seventh Supplement to be executed and delivered by its respective duly authorized officer as of the day and year first written above.

WENDY’S FUNDING, LLC, as Master Issuer

By:	/s/ Gavin P. Waugh
Name: Gavin P. Waugh
Title: Vice President and Treasurer

CITIBANK, N.A., in its capacity as Trustee and Securities Intermediary

By:	/s/ Jacqueline Suarez
Name: Jacqueline Suarez
Title: Senior Trust Officer

CONSENT OF CONTROL PARTY AND SERVICER:

In accordance with Section 2.4 and Section 8.4 of the Servicing Agreement, Midland Loan Services, a division of PNC Bank, National Association, as Control Party (exercising the rights of the Controlling Class Representative in accordance with Section 11.4(b) of the Base Indenture) and as Servicer hereby consents to the execution and delivery by the Master Issuer and the Trustee of this Seventh Supplement to the Base Indenture.

MIDLAND LOAN SERVICES,

A DIVISION OF PNC BANK, NATIONAL ASSOCIATION

By:	/s/ David A. Eckels
Name: David A. Eckels
Title: Senior Vice President

[Signature Page of Seventh Supplement to Base Indenture]